SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation notice for the 118th ordinary general meeting of shareholders (Wednesday, June 4, 2008)

2.	Notice on purchase of own shares by off-hours trading system (ToSTNeT-3) (Wednesday, June 11, 2008)

3.	Results of purchase of own shares by off-hours trading system (ToSTNeT-3) (Thursday, June 12, 2008)

4.	Notice regarding decision on establishing a program of purchasing own shares (Friday, June 20, 2008)

5.	Notice on results of the program of purchasing own shares (Friday, June 20, 2008)

6.	Resolution of the Ordinary General Meeting of Shareholders (Friday, June 20, 2008)

CONVOCATION NOTICE FOR THE 118TH

ORDINARY GENERAL MEETING

OF SHAREHOLDERS

This is a translation of a notice in Japanese

circulated to Japanese shareholders.

KUBOTA CORPORATION

OSAKA, JAPAN

(Translation)

To: Shareholders	June 4, 2008

CONVOCATION NOTICE FOR

THE 118th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 118th Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 20, 2008
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 118th period, the consolidated financial statements and the non-consolidated financial statements for the 118th period (from April 1, 2007 to March 31, 2008)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning election of 24 Directors

2nd Subject for Discussion:

Matters concerning election of 1 Corporate Auditor

3rd Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota.co.jp/ir/english/sh_info/convocation/index_open.html

Yours very truly,

Daisuke Hatakake
President and Representative Director
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR THE MATTERS TO BE

REPORTED AND THE 1ST SUBJECT FOR DISCUSSION

Business Report for the 118th Period

(from April 1, 2007, to March 31, 2008)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and its subsidiaries

Along with continued robust performance in overseas business activities, Kubota Corporation and subsidiaries (hereinafter, the “Company”) continued to report a strong performance for fiscal 2008, ended March 31, 2008. Both revenues and operating income, the latter of which is the best indicator of the Company’s earning power, rose to new record levels. Overseas, our performance showed steady gains, as a result of aggressive market development activities, especially in the Internal Combustion Engine and Machinery segment, in the markets of Europe and Asia outside Japan. In the domestic market, demand was relatively lackluster, but we worked to secure a solid performance through further cost cutting, increasing productivity, and other activities.

The Company posted consolidated revenues of ¥1,154.6 billion, an annual increase of ¥27.1 billion (2.4%) in fiscal 2008. Although revenues in the domestic market declined, overall growth was propelled by increases in overseas sales, which were driven by expansion in Europe and Asia outside Japan. As a consequence, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4%, and our overseas revenues exceeded those in Japan for the first time in the Company’s history.

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hike of raw materials. Operating income in Environmental Engineering remained in deficit due to sales decrease and declining profit margins by intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

In spite of an increase in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.8%), to ¥122.6 billion. This decrease resulted from increases in foreign exchange loss and valuation loss on other investments. Income taxes were ¥48.0 billion (representing an effective tax rate of 39.2%), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥6.7 billion and addition of income from discontinued operation was ¥0.2 billion. As a result, net income decreased ¥8.4 billion (11.0%), to ¥68.0 billion from the prior year.

2) Review of Operations by Industry Segments

(a) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion, 6.3% higher than the prior year, comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion, and overseas revenues increased 11.6%, to ¥545.3 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment decreased. Most of farmers, centering on medium-sized farmers, remained strong trend to hesitate purchasing farm equipment, while purchasing intention among some farmers began to show signs of improvement affected by partial revision of new government agricultural policies and firming up of rice price. In this circumstance, the Company actively implemented sales expansion policies to expand customer base and was able to increase its market share, however it could not overcome the effect of declining demand. Sales of construction machinery decreased due to stagnant demand resulted from the partial revision of building standards law. On the other hand, sales of engines increased steadily due to sales expansion to domestic manufacturers of construction and industrial machinery.

In overseas markets, sales of tractors, the Company’s core product, increased steadily. In the U.S., sales of tractors were almost same level as the prior year while there were worsening subprime loan problems, the slowdown of the housing related markets and serious drought in southeast area. In Europe, where favorable economic situations continued, sales of tractors showed strong expansion due to the active introduction of new products and aggressive promotional sales activity. In Asia outside Japan, sales of tractors continued a large increase in Thailand where mechanized farming is rapidly developing.

As for construction machinery in North America decreased due to the deterioration of the market, sales in Europe reported a large expansion due to rising demand resulted from favorable economic situations and sales expansion of the larger-sized product, which was introduced in the prior year. Sales of engines increased mainly due to steady sales in Europe. However, sales of farm machinery decreased due to a stagnation of the market of combine harvesters in China.

(b) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion from the prior year, comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion, and overseas revenues decreased 0.8%, to ¥30.6 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, although demand for ductile iron pipes and plastic pipes was lackluster, sales of these products stayed at the same level as the prior year owing to the price-raisings. On the contrary, sales of industrial castings increased substantially due to sales increase of ductile tunnel segment and products for steel and petrochemical industries.

In overseas markets, sales of industrial castings for steel and petrochemical industries continued to increase largely owing to high levels of private-sector capital expenditures, while sales of ductile iron pipes decreased.

(c) Environmental Engineering

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion from the prior year, comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion, and overseas revenues increased 43.6%, to ¥5.9 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the Water & Sewage Engineering products, the Waste Engineering products and Pumps decreased due to the decline in public sector demand and the drop in sales prices accompanying more intense competition. In addition, the suspension of designated pre-approved supplier resulted from compliance issues and the discontinuation of a part of operations negatively impacted revenues of this segment.

In overseas markets, sales of pumps increased substantially from the prior year.

(d) Other

Revenues in Other decreased 7.7%, to ¥88.4 billion from the prior year, comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion, and overseas revenues increased 2.2%, to ¥0.5 billion. This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and other business.

Sales of vending machine increased due to a sales increase of cigarettes-vending machine with the function of age-identification, however sales of construction, air-conditioning equipment, septic tanks decreased. In addition, the sales of condominiums in the second half of the fiscal year were absent because shares of a subsidiary which conducted condominium business were partially sold and the subsidiary changed into an affiliated Company. As a consequence, total revenues of this segment decreased from the prior year.

Revenues by Industry Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Internal Combustion Engine & Machinery	793.7	6.3%	68.7%
Pipes, Valves, and Industrial Castings	201.6	3.8	17.5
Environmental Engineering	70.9	(21.8)	6.1
Other	88.4	(7.7)	7.7
Total	1,154.6	2.4	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥35.2 billion during the fiscal year under review, including investments for the expansion of production capacity in the Internal Combustion Engine and Machinery segment.

4) Financing

Financing for capital expenditures was obtained mainly from the Company’s internal resources, but along with the increase in finance receivables accompanying the expansion of business activities in the United States, necessary additional funding was obtained mainly from borrowings. In addition, the Company issued straight bond amounting ¥20.0 billion on February 2008, which is mainly aimed at repayment of borrowings.

(2) Priority Policies for Medium- to Long-Term Growth in Earnings

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

(1) Accelerating Global Development

The Company is working to accelerate the development of its overseas operations not only in Internal Combustion Engine and Machinery but also in other segments. Although there has been temporary deterioration in certain circumstances, including adverse movements in foreign exchange rates and concern about recession in the U.S. economy, the Company is continuing to prioritize inputs of management resources and accelerate the growth of overseas business activities through strengthening the competitiveness of its products and bolstering its business structure.

In Internal Combustion Engine and Machinery, the Company is expanding the diversity of its product portfolio by widening the scope of the product lineup and introducing products based on new concepts. At the same time, by offering products and services suited to the market environment of various regions, including North America, Europe, Asia, and elsewhere, the Company is promoting the diversification and dispersal of its revenues by region. In addition, the Company is working to develop its positions in newly emerging markets and thereby build its presence in future growth markets.

In other segments, including Pipes, Valves, and Industrial Castings, the Company is pursuing business opportunities in such fields as “water” and “the natural environment,” where solutions are needed on a global scale.

(2) Restructuring Domestic Operations

The Company’s domestic operations confront an extremely challenging business environment as demand in many businesses is continuing to decline and raw material prices have risen and remain at high levels. To respond effectively to this business environment, the Company is taking drastic initiatives to restructure its domestic operations.

In Pipes, Valves, and Industrial Castings, to overcome current difficulties and enhance profitability, the Company is adopting thoroughgoing measures to increase the efficiency of its marketing activities and reduce fixed costs as well as take even stronger steps to lower variable costs and increase productivity. The objectives of these measures include lowering the break-even point and mounting full-scale initiatives to expand revenues from the private sector.

In Environmental Engineering, the Company is engaged in a strong drive to concentrate on its core competencies and shift to new business models. Specific examples of activities include focusing principal business domains on the “water”-related fields, and, by developing private-sector markets, escape from overdependence on public-sector demand, as well as shift from the plant engineering business to expanding revenues from the sale of equipment and the provision of installation services.

Also, in Internal Combustion Engine and Machinery, the Company is endeavoring to steadily strengthen its business position through the substantial cutting of costs in all process phases from production through marketing.

(3) Promoting Management Based on Corporate Social Responsibility (CSR)

The Company conducts its business activities with the awareness that management with a CSR perspective is one of the most important of its business policies. The Company believes that its sustainable growth and development as well as continuing growth in earning power will only be realizable if it contributes to the development of society and the preservation of the natural environment. Based on this awareness, in conducting its activities, the Company works to respond to the expectations and trust of its many stakeholders as a global corporate citizen by being strongly conscious of the multitude of responsibilities it must fulfill toward the economy, society, and the natural environment.

(4) Reforming Corporate Governance

The Company intends to introduce “Corporate Officers System” from April 2009, for the purpose of strengthening the soundness of corporate management and responding to the rapidly changing business environment surrounding the Company with agility and appropriateness.

(5) Issues upon which the Company should Implement Countermeasures

(a) Actions for the health hazard of asbestos

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

•     Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 152 parties up to March 31, 2008.

•     Actions for Medical support for asbestos-related diseases

The Company has paid contributions before September 30, 2007 to Hyogo College of Medicine and Osaka Medical Center for Cancer and Cardiovascular Diseases for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the fiscal year ended March 31, 2008.

(b) Compliance issue regarding violation of the Anti-monopoly Law

The Company is developing preventative measures not to act violation of the Anti-monopoly Law, including withdrawing related business, based on reflection on the past social sanction regarding violation of the Anti-monopoly Law in public work related business.

The Company is responding proactively to this order, and is resolved to take strong measures to ensure the observance of high standards of compliance going forward.

The business environment the Company confronts is extremely challenging. Many developments that may have a major influence on the management of the Company are occurring simultaneously. These include the trend toward the appreciation of the yen against the U.S. dollar, concerns about recession in the United States, rapid increases in the prices of raw materials, and changes in the regulatory environment for the agricultural sector in Japan.

The Company has reaffirmed its commitment to overcoming the challenges its faces at present and achieving growth and development as well as enhancing its corporate value in the long term by devoting its fullest efforts to addressing these challenges.

We thank you for your investment in Kubota and your continuing support in the years ahead.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2005 (115th)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)
Revenues (in billions of yen)	994.5	1,065.7	1,127.5	1,154.6
Operating income (in billions of yen)	94.1	121.1	130.3	136.9
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies (in billions of yen)	156.4	140.5	131.6	122.6
Net income (in billions of yen)	117.9	81.0	76.5	68.0
Net income per ADS (5 common shares) (in yen) (Basic)	446	311	295	264
Total assets (in billions of yen)	1,193.1	1,405.4	1,502.5	1464.3
Shareholders’ equity (in billions of yen)	481.0	606.5	659.6	648.1
Shareholders’ equity per ADS (in yen)	1,850	2,334	2,554	2,530

ADS:	American Depositary Shares

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per ADS is calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

3.	Shareholders’ equity per ADS is calculated based on amount of Shareholders’ equity in consolidated balance sheets.

4.	The amounts have been rounded off to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded off to the nearest Yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2005 (115th)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)
Net sales (in billions of yen)	675.4	693.5	694.9	685.4
Operating income (in billions of yen)	56.8	74.7	72.5	61.9
Ordinary income (in billions of yen)	64.7	81.0	78.6	64.3
Net income (in billions of yen)	43.1	47.6	43.3	32.9
Net income per ADS (5 common shares) (in yen) (Basic)	163	182	167	128
Total assets (in billions of yen)	861.6	922.8	906.9	814.8
Net assets (in billions of yen)	397.9	484.7	492.3	459.9
Net assets per ADS (in yen)	1,529	1,864	1,906	1,795

Notes:

1.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Net assets per ADS are calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

2.	From the fiscal year ended March 31, 2007, Kubota Corporation adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation on Net Assets in Balance Sheet” (Accounting Standard Board of Japan Guidance No. 8 issued on December 9, 2005).

3.	The amounts have been rounded down to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded off to the nearest Yen.

(4) Main Subsidiaries and Affiliated Companies

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
1 Kubota Credit Co., Ltd.		¥0.3 billion	72.8 [21.1	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2 Kubota-C.I. Co., Ltd.		¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

3 Kubota U.S.A., Inc.		US$167 million	100.0		Administration of subsidiaries in the U.S.A.

4 Kubota Tractor Corporation		US$37 million	90.0 [90.0	]	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.

5 Kubota Credit Corporation		US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors and related products in the U.S.A.

6 Kubota Manufacturing of America Corporation		US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mower and utility vehicles

7 Kubota Industrial Equipment Corporation		US$20 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

8 Kubota Engine America Corporation		US$10 million	90.0 [90.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

9 Kubota Canada Ltd.		Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10 Kubota Metal Corporation		Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

11 Kubota Europe S.A.S.		EUR11 million	73.8		Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France

12 Kubota Baumaschinen GmbH		EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13 Kubota (Deutschland) GmbH		EUR3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany

14 Kubota (U.K.) Limited		£2 million	60.0		Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in England and Ireland

15 Kubota Agricultural Machinery (Suzhou) Co., Ltd.		RMB 170 million	90.0		Manufacturing and sales of combine harvesters and rice transplanters and parts in China

16 The Siam Kubota Industry Co., Ltd.		208 million bahts	51.0		Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand

(Affiliated Company)

1 .	Kubota Matsushitadenko Exterior Works Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].
2.	The number of consolidated subsidiaries is 115 (including 16 subsidiaries listed above), a decrease of three subsidiaries from the prior year. The number of affiliated companies is 26 (including 1 affiliated company listed above), an increase of two from the prior year.
3.	Consolidated financial results of fiscal year ended March 31, 2008 are described in “ I. Item of Overview of Operations, (1) Review of Operations”.

(5) Main Line of Business (As of March 31, 2008)

The Company is conducting its businesses in four fields: “Internal Combustion Engine and Machinery”, “Pipes, Valves, and Industrial Castings”, “Environmental Engineering” and “Other”.

Internal Combustion Engine and Machinery

i	Farm equipment (Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters)

ii	Ancillary tools and Implements for Agriculture (Implements, Attachments, Rice dryers, Mower, Vegetable production Equipment, Multipurpose warehouse, Rice mill, Electric scooter, Automatic rice cooker and other equipment for agricultural use)

iii	Farm facilities (Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant)

iv	Outdoor power equipment (Lawn and garden equipment, Lawn mower, Utility vehicle)

v	Engines (for farming, construction, industrial machinery and generators)

vi	Construction machinery (Mini excavators, Wheel loaders, Carriers, Tractor shovels, Welders, Generators and other construction machinery related products)

Pipes, Valves, and Industrial Castings

i	Pipe systems (Ductile iron pipes, FW (Filament winding) pipes, Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile), Preinsulated pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.)

ii	Industrial castings (Reformer tubes, Hearth roll, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials), Cast-iron drainage pipe, Single stack drain fitting, Ductile tunnel segment, Ductile frames)

Environmental Engineering

i	Water and sewage engineering plant (Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants)

ii	Waste engineering (Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants)

iii	Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields, Small scale hydraulic power generating facility)

iv	Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit)

Other

i	House relation (Roofing, Siding, Johkasou systems (Septic Tanks), Bathtubs, Condominiums)

ii	Vending machines (for drinks, cigarettes and tickets)

iii	Electronic equipped machinery (Scales, Weighing and measuring control system, CAD systems, Printing and vending machine for tickets)

iv	Other (Air-conditioning equipment, Software, Design and construction of water supply and sewerage systems, engineering works and architecture)

(6) Main domestic Offices and Factories

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Kyuhoji Business Center

Farm & Industrial Machinery Sapporo Office

Farm & Industrial Machinery Higashi-Nihon Office

Farm & Industrial Machinery Nishi-Nihon Office

Farm & Industrial Machinery Fukuoka Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Yao [Osaka]

Sapporo [Hokkaido]

Saitama [Saitama]

Amagasaki [Hyogo]

Fukuoka [Fukuoka]

Yokohama [Kanagawa]

Plants	Hanshin Plant Keiyo Plant Hirakata Plant Okajima Plant Shiga Plant Sakai Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant Ryugasaki Plant	Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Hirakata [Osaka] Osaka [Osaka] Konan [Shiga] Sakai [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka] Ryugasaki [Ibaraki]

Main subsidiaries and affiliated companies

Internal Combustion Engine and Machinery (Location)

40 domestic sales companies of farm equipment

6 domestic sales companies of construction machinery

3 Kubota Agri Corporations

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

Kubota Europe S.A.S. (France)

Kubota Baumaschinen GmbH (Germany)

Kubota (Deutschland) GmbH (Germany)

Kubota (U.K.) Ltd. (England)

Kubota Agricultural Machinery (Suzhou) Co., Ltd.

The Siam Kubota Industry Co., Ltd. (Thailand)

Pipes, Valves, and Industrial Castings

Kubota-C.I. Co., Ltd. (Osaka, Japan) Nippon Plastic Industry Co., Ltd. (Komaki, Japan) Kubota Metal Corporation (Canada)

Environmental Engineering

Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Other

Kubota Matsushitadenko Exterior Works, Ltd. (Osaka, Japan) Kubota Maison Co., Ltd. (Osaka, Japan) Kubota Air Conditioner, Ltd. (Taito-ku, Tokyo, Japan) Kubota Construction Co., Ltd. (Osaka, Japan)

(7) Employees

	Number of employees	Change from previous period
Consolidated:	24,464	+737
Non-consolidated:	9,541	+867

(8) Main Financing Bank

Name	Balance of the loan
Sumitomo Mitsui Banking Corporation	¥54.9 billion
Mizuho Corporate Bank, Ltd.	¥48.9 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data
1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,285,919,180 shares
(including 4,946,095 shares of treasury stock)

Notes: Kubota Corporation has retired shares of common stock on March 31, 2008. Total number of shares authorized on March 31, 2008 decreased by 6,000,000 shares compared with the prior year.

3) Number of Shareholders:	48,567

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*1)
The Master Trust Bank of Japan Ltd.	108,482	8.46
Japan Trustee Services Bank, Ltd.	94,745	7.39
Nippon Life Insurance Company	86,021	6.71
Meiji Yasuda Life Insurance Company	60,252	4.70
The Dai-ichi Mutual Life Insurance Company	46,954	3.66
Sumitomo Mitsui Banking Corporation	45,006	3.51
Mizuho Corporate Bank, Ltd.	40,851	3.18
Trust & Custody Service Bank, Ltd.	34,175	2.66
Moxley & Co.	30,221	2.35
The Chase Manhattan Bank N.A. London 385036	29,214	2.28

Notes:

1.	(*1) Percentage of issued shares is calculated excluding treasury stock on March 31, 2008.
2.	The number of shares owned by Japan Trustee Services Bank, Ltd. includes 22,982 thousand shares held by Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account.

(2) Purchase, sale and possession of treasury stock

1) Total amount of shares purchased during this fiscal year

Total number of treasury stock purchased:	10,928,988 common shares
Total amount of treasury stock purchased:	¥7,997,968,634

Notes:
(a) Total amount of treasury stock purchased, pursuant to the resolutions of Board of Directors’ Meeting

Total number of treasury stock purchased:	10,794,000 common shares
Total amount of treasury stock purchased:	¥7,871,658,000

(b) Total amount of shares purchased less than the minimum unit

Total number of shares acquired:	134,988 common shares
Total amount of shares acquired:	¥126,310,634

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares retired:	21,258 common shares
Total amount of shares retired:	¥19,348,301

3) Total number of shares retired:	6,000,000 common shares

(Date of retirement of shares: March 31, 2008)

4) Total number of treasury stock on March 31, 2008:	4,946,095 of common shares

(Total number of treasury stock on March 31, 2007:	38,365 of common shares)

III. Item of Directors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2008)

RD = Representative Director, P = President,

EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director,

D = Director, CA = Corporate Auditor, GM = General Manager

Title	Name	Responsibilities and principal position
P&RD	Daisuke Hatakake

EVP&RD	Moriya Hayashi	GM of Farm & Industrial Machinery Consolidated Division, GM of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

EMD	Toshihiro Fukuda	In charge of Corporate Staff Section

EMD	Yasuo Masumoto	In charge of Tokyo Head Office, GM of Water, Environment & Infrastructure Consolidated Division, GM of Tokyo Head Office

MD	Eisaku Shinohara	GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

MD	Yoshihiko Tabata	GM of Engine Division

MD	Kazunobu Ueta	GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

MD	Morimitsu Katayama	GM of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, GM of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

MD	Nobuyuki Toshikuni	GM of Tractor Division

MD	Hirokazu Nara	In charge of Corporate Staff Section (Assistant), In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

D	Masayoshi Kitaoka	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., GM of Head Office

D	Tetsuji Tomita	President of Kubota Tractor Corporation

D	Masatoshi Kimata	Deputy GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

D	Nobuyo Shioji	GM of Construction Machinery Division

D	Takeshi Torigoe	GM of Steel Castings Division

D	Satoru Sakamoto	GM of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

D	Hideki Iwabu	GM of Water & Sewage Engineering Division

D	Takashi Yoshii*	President of Kubota Manufacturing of America Corporation

D	Kohkichi Uji*	GM of Ductile Iron Pipe Division

D	Toshihiro Kubo*	GM of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division, GM of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division

D	Kenshiro Ogawa*	GM of Tsukuba Plant, GM of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

CA	Junichi Maeda	Full-time

CA	Yoshiharu Nishiguchi*	Full-time

CA	Yuzuru Mizuno	Full-time

CA	Yoshio Suekawa	Certified Public Accountant

CA	Masanobu Wakabayashi*	Attorney

Notes:

1.	Messrs. Yuzuru Mizuno, Yoshio Suekawa, Masanobu Wakabayashi are Outside Corporate Auditors.

2.	Mr. Yoshio Suekawa, an Outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

3.	Changes of Directors and Corporate Auditors during the fiscal year ended March 31, 2008

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 117th Ordinary General Meeting of Shareholders held on June 22, 2007 and assumed their offices.

2)	Directors of Kubota Corporation, namely Messrs. Yoshihiro Fujio, Yoshiharu Nishiguchi, Nobuo Izawa, Tokuji Ohgi and Corporate Auditors of Kubota Corporation, namely Messrs. Susumu Sumikura, Teisuke Sono retired at the conclusion of the 117th Ordinary General Meeting of Shareholders on June 22, 2007.

4.	Title and Responsibilities and principal position of Directors mentioned below have changed on April 1, 2008.

Title	Name	Responsibilities and principal position
EVP&D	Toshihiro Fukuda	In charge of Corporate Staff Section

EVP&D	Yasuo Masumoto	In charge of Tokyo Head Office, GM of Water, Environment & Infrastructure Consolidated Division, GM of Tokyo Head Office

EMD	Eisaku Shinohara	GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept., Environmental Equipment R&D Center

MD	Masayoshi Kitaoka	In charge of Health & Safety Planning & Promotion Dept., GM of Head Office, GM of Personnel Dept.

MD	Tetsuji Tomita	President of Kubota Tractor Corporation

MD	Masatoshi Kimata	Deputy GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

MD	Nobuyo Shioji	GM of Construction Machinery Division

(2) Compensation for Directors and Corporate Auditors

Title	Number	Total
Director	21	¥821 million

Corporate Auditor	5	¥98 million (including ¥45 million for three Outside Corporate Auditors)

Notes:

1.	The above compensation for Directors of Kubota Corporation does not include the employees’ portion salary of certain Directors.

2.	Compensation for Directors includes ¥219 million of bonuses for Directors to be proposed on the 118th Ordinary General Meeting of Shareholders.

(3) Activity report for Outside Corporate Auditors

Position	Name	Their Activities
Corporate Auditor (full time)	Yuzuru Mizuno	Mr. Yuzuru Mizuno, who is a Corporate Auditor (full-time), attended all 13 Board of Directors’ Meetings and all 19 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. Mr. Yuzuru Mizuno also attended the regular meeting with President and expressed opinions.

Corporate Auditor	Yoshio Suekawa	Mr. Yoshio Suekawa attended all 13 Board of Directors’ Meetings and 18 Board of Corporate Auditors’ Meetings and expressed opinions regarding accounting and financial matters, including accounting principles generally accepted in the United States of America, from professional viewpoint. Mr. Yoshio Suekawa also attended the regular meeting with President and expressed opinions.

Corporate Auditor	Masanobu Wakabayashi	Mr. Masanobu Wakabayashi attended 10 Board of Directors’ Meetings and 14 Board of Corporate Auditors’ Meetings after his assuming office on June 22, 2007 and expressed opinions based on long experience of legal career and professional viewpoint. Mr. Masanobu Wakabayashi also attended the regular meeting with President and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2008

1) Amount of compensation provided for the fiscal year ended March 31, 2008	¥192 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥221 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to Corporate Law and the compensation related to Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to establishing internal control over financial reporting of the Company, which are not services specified in Article 2 Paragraph 1 of the certified public accountant law.

3.	Kubota Tractor Corporation and other 13 important subsidiaries are audited by independent auditors different from the independent auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations. The Company partly revised these systems at the Board of Directors’ Meeting held on January 23, 2008.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors execution of their duties.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President and Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

From April 2007, as part of our efforts to promote Items 3. and 5., Kubota Corporation started operating internal control systems including the design of in-house rules (rules and regulations), which are the basis for “proper performance of business operations.”

Kubota Corporation always asks our Directors and employees to commit themselves to “performing the right job” by observing Kubota Corporation’s rules and regulations, and Kubota Corporation tries our best to further promote internal controls of Kubota Corporation.

VI. Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 13, 2008 that Kubota Corporation would pay ¥40 year-end dividend per American Depositary Share (ADS) on June 23, 2008. As a result, the annual dividend per ADS for the fiscal year ended March 31, 2008 will be ¥70, an increase of ¥10 from the fiscal year ended March 31, 2007.

Notice of year-end dividend

1) Amount of year-end dividend	¥40 per ADS (Total ¥ 10,247,784,680)

2) Record date of year-end dividend	March 31, 2008

3) Payment date	Monday, June 23, 2008

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets			(In millions of yen)

	March 31, 2008	March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	88,784	82,601	6,183
Notes and accounts receivable:
Trade notes	70,645	82,491	(11,846)
Trade accounts	209,275	235,728	(26,453)
Less: Allowance for doubtful receivables	(1,983)	(2,011)	28

Total receivables, net	277,937	316,208	(38,271)

Short-term finance receivables	113,409	97,798	15,611
Inventories	206,220	205,658	562
Interest in sold receivables	77,767	74,247	3,520
Other current assets	58,521	40,588	17,933

Total current assets	822,638	817,100	5,538

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,646	13,754	(108)
Other investments	145,322	215,130	(69,808)
Long-term finance receivables	191,523	170,031	21,492

Total investments and long-term finance receivables	350,491	398,915	(48,424)

Property, plant, and equipment:
Land	92,208	90,416	1,792
Buildings	211,570	208,529	3,041
Machinery and equipment	372,425	362,732	9,693
Construction in progress	6,225	8,216	(1,991)

Total	682,428	669,893	12,535
Accumulated depreciation	(444,355)	(432,247)	(12,108)

Net property, plant, and equipment	238,073	237,646	427

Other assets	53,068	48,871	4,197

Total	1,464,270	1,502,532	(38,262)

Consolidated Balance Sheets

Liabilities and Shareholders’ equity			(In millions of yen)

	March 31, 2008	March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	113,087	128,365	(15,278)
Trade notes payable	21,232	30,487	(9,255)
Trade accounts payable	191,042	206,808	(15,766)
Advances received from customers	4,748	3,699	1,049
Notes and accounts payable for capital expenditures	15,436	20,895	(5,459)
Accrued payroll costs	27,680	28,277	(597)
Accrued expenses	32,608	32,498	110
Income taxes payable	12,908	23,945	(11,037)
Other current liabilities	34,744	30,280	4,464
Current portion of long-term debt	65,976	71,429	(5,453)

Total current liabilities	519,461	576,683	(57,222)
Long-term liabilities:
Long-term debt	183,945	150,105	33,840
Accrued retirement and pension costs	43,790	27,306	16,484
Other long-term liabilities	25,747	52,732	(26,985)

Total long-term liabilities	253,482	230,143	23,339

Minority interests	43,230	36,069	7,161

Shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	93,150	93,150	—
Legal reserve	19,539	19,539	—
Retained earnings	423,927	376,815	47,112
Accumulated other comprehensive income	31,177	86,247	(55,070)
Treasury stock	(3,766)	(184)	(3,582)

Total shareholders’ equity	648,097	659,637	(11,540)

Total	1,464,270	1,502,532	(38,262)

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2008	Year ended March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	1,154,574	1,127,456	27,118
Cost of revenues	824,093	794,687	29,406
Selling, general, and administrative expenses	192,935	199,356	(6,421)
Loss from disposal and impairment of businesses and fixed assets	671	3,066	(2,395)

Operating income	136,875	130,347	6,528

Other income (expenses):

Interest and dividend income	4,472	3,283	1,189
Interest expense	(986)	(1,219)	233
Gain on sales of securities-net	704	1,313	(609)
Valuation loss on other investments	(6,715)	(524)	(6,191)
Gain on nonmonetary exchange of securities	—	997	(997)
Foreign exchange loss-net	(9,043)	(442)	(8,601)
Other-net	(2,730)	(2,190)	(540)

Other income (expense), net	(14,298)	1,218	(15,516)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	122,577	131,565	(8,988)

Income taxes:

Current	43,929	48,008	(4,079)
Deferred	4,115	953	3,162

Total income taxes	48,044	48,961	(917)

Minority interests in earnings of subsidiaries	6,790	6,214	576

Equity in net income of affiliated companies	94	1,353	(1,259)

Income from continuing operations	67,837	77,743	(9,906)

Income (loss) from discontinued operations, net of taxes	189	(1,286)	1,475

Net income	68,026	76,457	(8,431)

Consolidated Statement of Shareholders’ Equity

(In millions of yen)

	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)	659,637

Cumulative effect of applying FIN 48*					261			261
Net income					68,026			68,026

Other comprehensive loss						(55,070)		(55,070)
Cash dividends, ¥13 per share					(16,777)			(16,777)
Purchases of treasury stock	(10,909)						(7,980)	(7,980)
Retirement of treasury stock					(4,398)		4,398	—

Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

*	Please refer to “7. Adoption of New Accounting Standard” in Notes of Consolidated Financial Statements, “Significant Accounting Policies”

(Reference)						(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance, April 1, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)	606,484

Net income					76,457			76,457
Other comprehensive loss						(9,181)		(9,181)
Adjustment to initially apply SFAS No.158						8,659		8,659

Cash dividends, ¥11 per share					(14,274)			(14,274)
Purchases of treasury stock	(7,975)						(8,508)	(8,508)
Retirement of treasury stock					(8,484)		8,484	—

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)	659,637

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) pursuant to the provision of the Corporate Law Accounting Regulations Article 148 Paragraph 1. Certain supplementary material and notes required under US GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and Application of equity method

115 subsidiaries are consolidated. 26 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

The Company has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company performs impairment test at least once per year on goodwill which should not be amortized.

6.	Basis of Provision for Allowance

The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Accrued employees’ retirement benefits are provided for payments of retirement benefits in accordance with SFAS No.87, “Employers’ Accounting for Pensions” and SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	Adoption of New Accounting Standard

The Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109”, as of April 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return.

The adoption of this interpretation did not have a material impact on the Company’s consolidated results of operations and financial position. As a result of adoption, the Company recognized a charge of ¥261 million to the beginning balance of retained earnings balance as a cumulative effect.

8.	Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

9.	Certain reclassifications have been made to the prior year’s consolidated financial statements which are provided for reference to conform with classifications used in 2008.

10.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	The balances of each classification within accumulated other comprehensive income (loss) were as follows:

Millions of Yen
2008
Cumulative Translation Adjustments	¥3,902
Unrealized Gains on Securities	35,592
Unrealized Losses on Derivatives	(650)
Pension Liability Adjustments	(7,667)

Accumulated Other Comprehensive Income	¥31,177

3.	At March 31, 2008, assets pledged as collateral for debt were as follows:

Millions of Yen
2008
Trade Notes	¥439
Trade Accounts	3,422
Other Current Assets	950
Finance Receivables	101,945
Property, Plant, and Equipment	9,932

Total	¥116,688

The above assets were pledged against the following liabilities:

Millions of Yen
2008
Short-Term Borrowings	¥31,434
Current Portion of Long-Term Debt	27,862
Long-Term Debt	36,537

Total	¥95,833

4.	Notes discounted at March 31, 2008 were ¥3,161 million.

5.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2008 was ¥2,602 million.

6.	With regard to the sales of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission of Japan based on Anti-monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the hearing initiation of procedures. As a result of the decision to begin the procedures, afore-mentioned surcharge order lost effect. The hearing on the surcharge ended on November 9, 2007 but the timing of the decision and its outcome is not predictable at this moment.

Note to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

Notes to Consolidated Statement of Shareholders’ Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	The components of other comprehensive loss for the year ended March 31, 2008 was as follows:

Millions of Yen
2008
Foreign Currency Translation Adjustments	¥(1,425)
Unrealized Losses on Securities	(36,834)
Unrealized Losses on Derivatives	(485)
Pension Liability Adjustments	(16,326)

Other Comprehensive Loss	¥(55,070)

Notes to Per Common Share Information

1. Shareholders’ equity per share	¥506.09
2. Net income per share	¥52.80

Balance Sheets (Non-consolidated)

Assets			(In millions of yen)

	March 31, 2008	March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	423,514	448,809	(25,294)

Cash and deposits	37,911	38,636	(725)
Trade notes receivable	34,403	43,425	(9,021)
Trade accounts receivable	228,207	240,915	(12,708)
Finished goods	35,119	32,073	3,046
Semi-finished goods	10,153	8,684	1,468
Work in process	21,227	21,383	(156)
Raw materials	5,993	5,274	719
Supplies	1,214	1,228	(13)
Prepaid expenses	331	352	(21)
Deferred tax assets	8,914	5,540	3,373
Short-term loans receivable	28,468	40,370	(11,902)
Other current assets	11,838	11,224	613
Allowance for doubtful receivables	(270)	(300)	30

Long-term assets:	391,371	458,111	(66,739)

Property, plant, and equipment, net of accumulated depreciation:	163,172	164,558	(1,386)
Buildings	39,415	40,927	(1,512)
Structures	5,523	5,829	(305)
Machinery and equipment	29,375	28,179	1,196
Transportation equipment	144	141	3
Tools, furniture and fixtures	4,413	4,987	(573)
Land	80,938	80,990	(52)
Construction in progress	3,362	3,503	(141)

Intangibles:	2,601	3,024	(423)
Patent rights	1	2	(0)
Leasehold rights	24	25	(0)
Trademark rights	1	1	(0)
Software	2,309	2,722	(412)
Facility utility rights	264	272	(8)

Investments:	225,598	290,527	(64,929)
Investment securities	143,506	213,023	(69,517)
Stock investments in subsidiaries and affiliated companies	53,214	51,091	2,122
Other investments	8	8	0
Other investments in subsidiaries and affiliated companies	3,265	3,290	(24)
Long-term loans receivable	25,355	22,510	2,845
Long-term loans receivable from employees	32	35	(2)
Long-term prepaid expenses	252	378	(125)
Other non-current assets	7,660	15,880	(8,220)
Allowance for doubtful receivables	(7,696)	(15,689)	7,993

Total assets	814,886	906,920	(92,034)

Balance Sheets (Non-consolidated)

Liabilities and net assets			(In millions of yen)

	March 31, 2008	March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	251,157	298,642	(47,485)

Trade notes payable	7,019	9,129	(2,110)
Trade accounts payable	148,658	165,806	(17,147)
Short-term borrowings	18,524	24,926	(6,401)
Other accounts payable	13,205	21,399	(8,193)
Income tax payable	6,058	16,798	(10,739)
Accrued expenses	32,187	35,404	(3,217)
Advances received from customers	1,790	1,497	293
Deposits received	20,757	20,205	551
Provision for warranty costs	2,710	3,259	(548)
Provision for directors’ bonuses	232	212	20
Other current liabilities	11	4	6

Long-term liabilities:	103,780	115,908	(12,128)

Bonds	40,000	20,000	20,000
Long-term borrowings	29,012	41,537	(12,524)
Deferred tax liabilities	11,819	27,549	(15,729)
Liabilities for severance payments to the employees	15,640	25,830	(10,190)
Other long-term liabilities	7,308	992	6,316

Total liabilities	354,937	414,551	(59,613)

Shareholders’ equity	404,136	395,987	8,148

Common stock	84,070	84,070	—
Capital surplus:	73,057	73,057	—
Additional paid-in capital	73,057	73,057	—
Retained earnings:	250,632	238,901	11,730
Legal reserve	19,539	19,539	—
Other retained earnings:	231,093	219,362	11,730
Reserve for special depreciation	44	35	8
General reserve	202,442	184,342	18,100
Unappropriated retained earnings	28,607	34,984	(6,377)
Treasury stock	(3,623)	(41)	(3,582)
Valuation, translation adjustments and others	55,812	96,381	(40,569)

Unrealized holding gain on securities	55,810	96,380	(40,569)
Unrealized gain from hedging activities	1	0	0

Total net assets	459,948	492,369	(32,420)

Total liabilities and net assets	814,886	906,920	(92,034)

Statements of Income (Non-consolidated)

			(In millions of yen)

	Year ended March 31, 2008	Year ended March 31, 2007 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	685,431	694,935	(9,503)
Cost of sales	526,888	520,424	6,463

Gross profit	158,543	174,510	(15,967)

Selling, general and administrative expenses	96,611	101,980	(5,369)

Operating income	61,932	72,529	(10,597)

Non-operating income:	18,138	13,508	4,630
Interest	735	531	204
Dividend income	6,699	3,597	3,101
Other-income	10,704	9,379	1,325
Non-operating expenses:	15,712	7,436	8,276
Interest expense	1,078	1,054	24
Other expenses	14,634	6,382	8,251

Ordinary income	64,357	78,601	(14,243)

Extraordinary losses:	—	9,857	(9,857)
Loss from investments on subsidiaries and affiliated companies	—	4,502	(4,502)
Expense from the relief payment for the health hazard of asbestos	—	2,947	(2,947)
Loss from violation of the anti-monopoly law	—	2,408	(2,408)

Income before income taxes	64,357	68,743	(4,385)

Income taxes:	31,451	25,371	6,080
Current	17,525	20,983	(3,458)
Previous years	5,353	—	5,353
Deferred	8,573	4,388	4,185

Net income	32,906	43,372	(10,466)

Statement of changes in Net Assets (Non-consolidated)

											(In millions of yen)

	Shareholders’ equity								Valuation, translation adjustments and others
		Capital surplus	Retained earnings
		Additional paid-in capital	Legal reserve	Other retained earnings
	Common stock			Reserve for special depreciation	General reserve	Unappro -priated retained earnings	Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others	Total net assets
Balance, March 31, 2007	84,070	73,057	19,539	35	184,342	34,984	(41)	395,987	96,380	0	96,381	492,369
Changes in this fiscal year
Transfer of reserve for special depreciation				22		(22)		—			—	—
Reversal of reserve for special depreciation				(14)		14		—			—	—
Transfer of general reserve					18,100	(18,100)		—			—	—
Dividends						(16,776)		(16,776)			—	(16,776)
Net income						32,906		32,906			—	32,906
Purchase of treasury stock							(7,997)	(7,997)			—	(7,997)
Retirement of treasury stock						(4,398)	4,415	17			—	17
Net change of items other than shareholders’ equity								—	(40,569)	0	(40,569)	(40,569)
Total changes in this fiscal year	—	—	—	8	18,100	(6,377)	(3,582)	8,148	(40,569)	0	(40,569)	(32,420)

Balance, March 31, 2008	84,070	73,057	19,539	44	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948

(Reference)												(In millions of yen)

	Shareholders’ equity									Valuation, translation adjustments and others
		Capital surplus		Retained earnings
					Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Legal reserve	Reserve for special depreciation	General reserve	Unappro -priated retained earnings	Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others	Total net assets
Balance, March 31, 2006	84,070	73,057	0	19,539	82	165,942	32,895	(24)	375,563	109,195	—	109,195	484,759
Changes in this fiscal year
(*) Reversal of reserve for special depreciation					(31)		31		—			—	—
Reversal of reserve for special depreciation					(15)		15		—			—	—
(*) Transfer of general reserve						18,400	(18,400)		—			—	—
(*) Dividends							(7,799)		(7,799)			—	(7,799)
Dividends							(6,475)		(6,475)			—	(6,475)
(*) Bonus of directors and corporate auditors							(171)		(171)			—	(171)
Net income							43,372		43,372			—	43,372
Purchase of treasury stock								(8,515)	(8,515)			—	(8,515)
Retirement of treasury stock			(0)				(8,484)	8,497	12			—	12
Net change of items other than shareholders’ equity									—	(12,815)	0	(12,814)	(12,814)
Total changes in this fiscal year	—	—	(0)	—	(47)	18,400	2,089	(17)	20,424	(12,815)	0	(12,814)	7,609

Balance, March 31, 2007	84,070	73,057	—	19,539	35	184,342	34,984	(41)	395,987	96,380	0	96,381	492,369

(*)	Item of appropriation of retained earnings at the Ordinary General Meeting of Shareholders in June, 2006.

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method. Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method. Finished goods and work-in- process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method.

3. Depreciation Method of Fixed Assets

Depreciation of tangible fixed assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

4. Basis for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Reserve for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Accrued directors’ bonuses are provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2008.

Liabilities for severance payments to the employees are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining- balance method over the average remaining years of the employees.

5. Consumption taxes are accounted for as deposits received or deposits paid.

Note to Change in Accounting Policies

On April 1, the Company changed its depreciation method of depreciable property, plant, and equipment (except for building) acquired on and after April 1, 2007 pursuant to an amendment to the Corporate Tax Law of Japan.

The Company had also applied the declining-balance method for building using a salvage value determined as 5% of the acquisition cost. However, the Company assessed the adequacy of the salvage value and changed its depreciation method of the building acquired on and after April 1, 2007 to the new declining-balance method using the salvage value of ¥ 1 since the economical value at the end of its useful life has been historically nominal.

As a result of these changes, operating income, ordinary income, and income before income taxes for the year ended March 31, 2008 decreased by ¥530 million, respectively.

(Additional Information)

As for the depreciable property, plant, and equipment acquired on or before March 31, 2007, the Company depreciates, pursuant to the amendment to the Corporate Tax Law of Japan, the difference between 5% of the acquisition cost and ¥ 1 using a straight-line method over 5 years from the next year when the book value of property, plant, and equipment reaches 5% of the acquisition cost, effective April 1, 2007. The Company also includes such amount in depreciation expenses. As a result, operating income, ordinary income, and income before income taxes for the year ended March 31, 2008 decreased by ¥ 1,405 million, respectively.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies
	Short-term receivables from subsidiaries and affiliated companies	¥164,159 million
	Long-term receivables from subsidiaries and affiliated companies	¥30,329 million
	Short-term payables to subsidiaries and affiliated companies	¥29,734 million

3.	Accumulated depreciation of tangible fixed assets
	(Including accumulated impairment losses)	¥325,943 million

4.	Contingent Liabilities:

(1) Loans guaranteed
Guarantee for borrowings of subsidiaries and affiliated companies from bank
	3 domestic sales companies of farm equipment	¥20 million
	Kubota Credit Guarantee Corporation Japan	¥300 million
	Others (22 companies)	¥532 million

	Total	¥852 million

	(2) Notes discounted	¥229 million

(3)    With regard to the sales of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥ 7,072 million from the Fair Trade Commission of Japan based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the hearing initiation of procedures. As a result of the decision to begin the procedures, afore-mentioned surcharge order lost effect. The hearing on the surcharge ended on November 9, 2007 but the timing of the decision and its outcome is not predictable at this moment.

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.

2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥318,335 million
Purchases from subsidiaries and affiliated companies	¥62,136 million
Purchases from other transactions with subsidiaries and affiliated companies	¥733 million

3. Income taxes-previous years

During the year ended March 31, 2008, the U.S. Internal Revenue Service and the National Taxation Agency in Japan (“NTA”) have reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which Kubota and a subsidiary in U.S. had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. In accordance with the APA, Kubota will amend the taxable income and pay additional income taxes in future period.

Kubota accounted for an estimated additional tax payment to the NTA due to the previous and current taxable income of ¥5,353 million and ¥1,168 million as income taxes-previous years and as part of income taxes-current year, respectively for the year ended March 31, 2008. The total estimated additional tax payment amounting to ¥6,521 million was included in other long-term liability at March 31, 2008, which may be adjusted in each future period through the final period covered by the APA. However, Kubota Group will be able to avoid the dual taxation since the subsidiaries in U.S. will receive the refund of the income taxes due to the revenue transfer in accordance with the APA.

Notes to Statement of changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of March 31, 2007 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2008 (thousand)
Common stock	1,291,919	—	6,000	1,285,919

Note:

The number of shares decreased is as follows.

The decrease due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 25, 2008	6,000 thousand shares

3. Type and number of treasury stock

Type of shares	Number of shares as of March 31, 2007 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2008 (thousand)
Common stock	38	10,928	6,021	4,946

Notes:

1. The number of shares increased is as follows.

The increase due to the purchase of shares under the resolution at the Board of Directors’ Meeting held on June 22, 2007	2,900 thousand shares

The increase due to the purchase of shares under the resolution at the Board of Directors’ Meeting held on September 28, 2007	3,000 thousand shares

The increase due to the purchase of shares under the resolution at the Board of Directors’ Meeting held on December 18, 2007	4,894 thousand shares

The increase due to the purchase of shares constituting less than one full unit	134 thousand shares

2. The number of shares decreased is as follows.

The decrease due to the retirement of shares under the resolution at the Board of Directors’ Meeting held on March 25, 2008	6,000 thousand shares

The decrease due to sales of shares constituting less than one full unit	21 thousand shares

4. Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2007	Common stock	¥9,043	¥7	March 31, 2007	June 25, 2007
Board of Directors’ Meeting on November 6, 2007	Common stock	¥7,733	¥6	September 30, 2007	December 5, 2007

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per ADS	Record date	Date of payment
Board of Directors’ Meeting on May 13, 2008	Common Stock	¥10,247	Retained earnings	¥8	March 31, 2008	June 23, 2008

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥639 million
Accrued bonus	¥4,741 million
Provision for warranty costs	¥1,100 million
Liabilities for severance payments to the employees	¥11,498 million
Valuation loss on securities	¥15,062 million
Other	¥6,251 million

Subtotal	¥39,294 million
Allowance for deferred tax assets	¥(3,486) million

Total deferred tax assets	¥35,807 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(38,146) million
Other	¥(566) million

Total deferred tax liabilities	¥(38,713) million

Net deferred tax liabilities	¥(2,905) million

Notes to finance lease transactions

1. Acquisition costs	¥14,675 million
2. Accumulated depreciation	¥7,066 million

3. Future minimum lease payments	¥7,608 million

(Current portion of future minimum lease payments included above	¥4,037 million)
4. Lease expenses (Depreciation expense)	¥4,286 million

Note. Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Tractor Corporation	Kubota Engine America Corporation	Kubota Europe S.A.S.

Location	California, U.S.A.	Illinois, U.S.A.	Argenteuil, France

Common stock	US$37 million	US$10 million	EUR 11 million

Operations	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.	Sales, engineering and after-sales service of engines, engine parts and engine accessories	Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France

Percentage of voting shares	90.0*	90.0*	73.8

Relationship	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota, Interlocking Directors

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines and other products (Note 1)	Sales of engines and other products (Note 1)

Amount of transaction (¥ million)	91,547	41,653	21,288

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2008 (¥ million)	30,848	12,266	9,983

* Indirect holding

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Baumaschinen GmbH	The Siam Kubota Industry Co., Ltd.	Kubota Credit Co., Ltd.

Location	Zweibrucken, Germany	Pathumthani, Thailand	Osaka, Japan

Common stock	EUR14 million	208 million baht	¥350 million

Operations	Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany	Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

Percentage of voting shares	100.0	51.0	51.7 21.1*

Relationship	Sales of products of Kubota, Interlocking Directors	Sales of products of Kubota, Interlocking Directors	Retail Financing, Interlocking Directors

Contents of transaction	Sales of construction machinery and other machinery (Note 1, 2)	Sales of engines and other products (Note 1)	Lending (Note 3, 4)	Interest receipt (Note 3)

Amount of transaction	34,063	25,057	50,038	493

(¥ million)
Accounts	Trade accounts receivable	Trade accounts receivable	Short-term loans receivable	Long-term loans receivable	Other current assets
Balance, March 31, 2008 (¥ million)	12,735	13,497	23,000	23,000	64

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2008 includes consumption tax.

Terms and conditions of business and decision policies of terms and conditions of business and others

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2008, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

Note to Per Common Share Information

1.	Shareholders’ equity per share	¥359.06

2.	Net income per share	¥25.53

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 9, 2008

To the Board of Directors of Kubota Corporation
Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner, Certified Public Accountant:

Akio Tsuchida

Designated Partner, Engagement Partner, Certified Public Accountant:

Shojiro Yoshimura

Designated Partner, Engagement Partner, Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2008 of Kubota Corporation and consolidated subsidiaries (“the Company”), and the related consolidated statements of income and shareholders’ equity, and the related notes for the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008, and the results of its operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first clause of Article 148 of the accounting regulation of the Corporate Law of Japan (Refer to Note 1, Basis of Preparation of Consolidated Financial Statements of Significant Accounting Policies).

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 9, 2008

To the Board of Directors of Kubota Corporation
Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner, Certified Public Accountant:

Akio Tsuchida

Designated Partner, Engagement Partner, Certified Public Accountant:

Shojiro Yoshimura

Designated Partner, Engagement Partner, Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2008 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 118th fiscal year form April 1, 2007 to March 31, 2008, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 118th fiscal year from April 1, 2007 to March 31, 2008, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows:

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Corporate Law Enforcement Regulation Article 100 Paragraphs 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 118th period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 159) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

May 12, 2008

The Board of Corporate Auditors of Kubota Corporation
Corporate Auditor (full time)	Junichi Maeda
Corporate Auditor (full time)	Yoshiharu Nishiguchi
Corporate Auditor (full time/Outside Corporate Auditor)	Yuzuru Mizuno
Corporate Auditor (Outside Corporate Auditor)	Yoshio Suekawa
Corporate Auditor (Outside Corporate Auditor)	Masanobu Wakabayashi

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning election of 24 Directors

The term of office of all 21 Directors of Kubota Corporation will expire at the conclusion of this ordinary general meeting of shareholders. In order to reinforce its management system, it is proposed to elect 24 Directors of Kubota Corporation, adding three directors comparing with the prior fiscal year.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Daisuke Hatakake (June 29, 1941)	57,000 Shares	President and Representative Director of Kubota Corporation
			April 2003;	President and Representative Director of Kubota Corporation (to present)

			June 2002;	General Manager of Corporate Compliance Headquarters

			June 2001;	Managing Director of Kubota Corporation, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)

			August 2000;	In charge of PV Business Planning & Promotion Dept.

			June 2000;	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.

			June 1999;	Director of Kubota Corporation

			December 1998;	General Manager of Corporate Planning & Control Dept.

			April 1964;	Joined Kubota Corporation

2	Moriya Hayashi (May 7, 1944)	33,000 Shares	Executive Vice President and Representative Director of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2006;	Executive Vice President and Representative Director of Kubota Corporation (to present)

			April 2004;	General Manager of Farm & Industrial Machinery Consolidated Division (to present)

			April 2004;	Executive Managing Director of Kubota Corporation

			April 2003;	Managing Director of Kubota Corporation, General Manager of Tractor Division

			January 2002;	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			October 2001;	Deputy General Manager of Tractor Division

			June 2001;	Director of Kubota Corporation

			June 1999;	President of Kubota Tractor Corporation

			April 1969;	Joined Kubota Corporation

3	Toshihiro Fukuda (October 12, 1945)	53,000 Shares	Executive Vice President and Director of Kubota Corporation, in charge of Corporate Staff Section

			April 2008;	Executive Vice President and Director of Kubota Corporation (to present)

			April 2007;	In charge of Corporate Staff Section (to present)

			April 2006;	In charge of Secretary & Public Relations Dept.

			April 2005;	Executive Managing Director of Kubota Corporation, In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters

			April 2004;	Managing Director of Kubota Corporation, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.

			April 2003;	General Manager of Farm Machinery Division

			March 2003;	In charge of Related Products Division

			June 2002;	Director of Kubota Corporation

			October 2001;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division

			April 1969;	Joined Kubota Corporation

4	Yasuo Masumoto (April 21, 1947)	22,000 Shares	Executive Vice President and Director of Kubota Corporation, In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office

			April 2008;	Executive Vice President and Director of Kubota Corporation (to present)

			April 2007;	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office (to present), General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			April, 2006;	Executive Managing Director of Kubota Corporation

			April 2005;	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004;	Managing Director of Kubota Corporation, in charge of Manufacturing Planning & Promotion Dept.

			April 2003;	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002;	Director of Kubota Corporation

			October 2001;	General Manager of Farm Machinery Division

			April 1971;	Joined Kubota Corporation

5	Eisaku Shinohara (August 25, 1947)	21,000 Shares	Executive Managing Director of Kubota Corporation, General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

			April 2008;	Executive Managing Director of Kubota Corporation (to present)

			April 2007;	In charge of Environmental Equipment R&D Center (to present)

			April 2005;	In charge of Research & Development Planning & Promotion Dept. (to present), Managing Director of Kubota Corporation

			April 2004;	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			June 2003;	Director of Kubota Corporation

			October 2001;	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Vehicle Technology Generalization Dept. in Tractor Division

			April 1974;	Joined Kubota Corporation

6	Yoshihiko Tabata (March 23, 1946)	21,000 Shares	Managing Director of Kubota Corporation, General Manager of Engine Division

			October 2006;	General Manager of Planning & Sales Promotion Dept. in Engine Division

			April 2006;	Managing Director of Kubota Corporation (to present)

			June 2004;	Director of Kubota Corporation

			October 2003;	General Manager of Engine Division (to present)

			May 1998;	President of Kubota Engine America Corporation

			December 1976;	Joined Kubota Corporation

7	Kazunobu Ueta (January 1, 1947)	22,000 Shares	Managing Director of Kubota Corporation, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2006;	Managing Director of Kubota Corporation (to present)

			April 2005;	In charge of Farm Facilities Division

			April 2005;	General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			June 2004;	Director of Kubota Corporation, in charge of Related Products Division

			April 2004;	In charge of Related Products Division (assistant) and Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division

			April 2000;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			April 1969;	Joined Kubota Corporation

8	Morimitsu Katayama (January 17, 1948)	29,000 Shares	Managing Director of Kubota Corporation, General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

			April 2007;	Managing Director of Kubota Corporation, in charge of Quality Assurance & Manufacturing Promotion Dept. (to present)

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant)

			June 2004;	Director of Kubota Corporation, in charge of Manufacturing Planning & Promotion Dept. (assistant)

			April 2004;	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sakai Plant (to present)

			April 2003;	General Manager of Sakai Plant

			April 1963;	Joined Kubota Corporation

9	Nobuyuki Toshikuni (January 30, 1951)	15,000 Shares	Managing Director of Kubota Corporation, General Manager of Tractor Division

			April 2007;	Managing Director of Kubota Corporation (to
present)

			June 2004;	Director of Kubota Corporation

			April 2004;	General Manager of Tractor Division (to present)

			October 2001;	President of Kubota Tractor Corporation

			April 1973;	Joined Kubota Corporation

10	Hirokazu Nara (October 2, 1948)	18,000 Shares	Managing Director of Kubota Corporation, In charge of Corporate Staff Section (assistant), In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			April 2007;	Managing Director of Kubota Corporation, in charge of Corporate Staff Section (assistant) (to present)

			October 2005;	In charge of Corporate Planning & Control Dept. (to present)

			June 2005;	In charge of Finance & Accounting Dept. (to present)

			June 2005;	Director of Kubota Corporation, in charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., General Manager of Corporate Planning & Control Dept.

			April 2005;	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.

			April 2003;	General Manager of Corporate Planning & Control Dept.

			April 1971;	Joined Kubota Corporation

11	Masayoshi Kitaoka (December 11, 1949)	10,000 Shares	Managing Director of Kubota Corporation, In charge of Health & Safety Planning & Promotion Dept., General Manager of Head Office, General Manager of Personnel Dept.

			April 2008;	Managing Director of Kubota Corporation, General Manager of Personnel Dept. (to present)

			April 2007;	In charge of Health & Safety Planning & Promotion Dept., General Manager of Head Office (to present), in charge of Personnel Dept.

			June 2005;	Director of Kubota Corporation

			April 2004;	General Manager of Farm Machinery Division

			August 2003;	General Manager of Electronic Equipped Machinery Division

			December 2002;	General Manager of Electronic Equipped Machinery Division and General Manager of FA Sales Dept. in Electronic Equipped Machinery Division

			April 1973;	Joined Kubota Corporation

12	Tetsuji Tomita (March 6, 1950)	11,000 Shares	Managing Director of Kubota Corporation, President of Kubota Tractor Corporation

			April 2008;	Managing Director of Kubota Corporation (to present)

			June 2005;	Director of Kubota Corporation

			April 2004;	President of Kubota Tractor Corporation (to present)

			January 2003;	President of Kubota Europe S.A.S.

			April 1973;	Joined Kubota Corporation

13	Masatoshi Kimata	20,000 Shares	Managing Director of Kubota Corporation, Deputy General Manager
	(June 22, 1951)		of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2008;	Managing Director of Kubota Corporation (to present)

			April 2007;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			June 2005;	Director of Kubota Corporation

			October 2001;	General Manager of Tsukuba Plant

			April 1977;	Joined Kubota Corporation

14	Nobuyo Shioji (April 11, 1949)	6,000 Shares	Managing Director of Kubota Corporation, General Manager of Construction Machinery Division

			April 2008;	Managing Director of Kubota Corporation (to present)

			June 2006;	Director of Kubota Corporation

			April 2005;	General Manager of Construction Machinery Division (to present)

			April 2004;	General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division

			April 2003;	Deputy General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division

			April 1973;	Joined Kubota Corporation

15	Takeshi Torigoe (April 8, 1950)	15,000 Shares	Director of Kubota Corporation, General Manager of Steel Castings Division

			June 2006;	Director of Kubota Corporation (to present)

			April 2005;	General Manager of Steel Castings Division (to present)

			January 2004;	General Manager of Steel Castings Manufacturing Dept. in Hirakata Plant

			January 2001;	President of Kubota Metal Corporation

			April 1976;	Joined Kubota Corporation

16	Satoru Sakamoto (July 18, 1952)	7,000 Shares	Director of Kubota Corporation, General Manager of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

			June 2006;	Director of Kubota Corporation (to present)

			April 2006;	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd. (to present)

			October 2005;	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.

			April 2003;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			June 2001;	General Manager of Corporate Planning & Control Dept.

			April 1976;	Joined Kubota Corporation

17	Hideki Iwabu	11,000 Shares	Director of Kubota Corporation, General Manager of Water &
	(October 21, 1952)		Sewage Engineering Division

			August 2006;	General Manager of Planning Dept. in Water & Sewage Engineering Division

			June 2006;	Director of Kubota Corporation (to present)

			April 2006;	General Manager of Water & Sewage Engineering Division (to present)

			April 2004;	General Manager of Sewage Engineering Dept. II in Water & Sewage Engineering Division

			June 2001;	General Manager of Water & Sewage Engineering Dept. in Water & Sewage Engineering Division

			April 1975;	Joined Kubota Corporation

18	Takashi Yoshii (October 7, 1951)	18,000 Shares	Director of Kubota Corporation, President of Kubota Manufacturing of America Corporation
			June 2007;	Director of Kubota Corporation (to present)

			October 2005;	President of Kubota Manufacturing of America Corporation (to present)

			April 2005;	General Manager of R&D Administration Dept. and General Manager of Prototype Engineering Dept. in Farm & Industrial Machinery Consolidated Division

			May 2003;	General Manager of R&D Administration Dept. in Farm & Industrial Machinery Consolidated Division

			April 1974;	Joined Kubota Corporation

19	Kohkichi Uji (February 16, 1952)	5,000 Shares	Director of Kubota Corporation, General Manager of Ductile Iron Pipe Division

			June 2007;	Director of Kubota Corporation, General Manager of Ductile Iron Pipe Division (to present)

			April 2007;	General Manager of Ductile Iron Pipe Division and General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.

			June 2006;	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.

			October 2003;	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division

			April 2003;	General Manager of Sales Administration Dept. in Ductile Iron Pipe Division

			April 1974;	Joined Kubota Corporation

20	Toshihiro Kubo (April 5, 1953)	9,000 Shares

Director of Kubota Corporation, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			June 2007;	Director of Kubota Corporation, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division (to present)

			October 2005;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 2003;	General Manager of R&D Dept. in Ductile Iron Pipe Division

			April 1979;	Joined Kubota Corporation

21	Kenshiro Ogawa (July 23, 1953)	20,000 Shares	Director of Kubota Corporation, General Manager of Tsukuba Plant and General Manager of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

			June 2007;	Director of Kubota Corporation (to present)

			April 2007;	General Manager of Tsukuba Plant and General Manager of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			April 2003;	General Manager of Engine Manufacturing Dept. in Sakai Plant and Rinkai Engine Manufacturing Dept. in Sakai Plant

			April 1979;	Joined Kubota Corporation

22	Tetsu Fukui	8,000 Shares	General Manager of Environmental Equipment R&D Center and
	(August 17, 1951)		General Manager of Environmental Consolidated Technology Dept.
in Environmental Equipment R&D Center

			April 2007;	General Manager of Environmental Equipment R&D Center and General Manager of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center (to present)

			April 2005;	General Manager of Turf & Utility Vehicle Engineering Dept. in Tractor Division

			June 2004;	General Manager of Vehicle Technology Generalization Dept. in Tractor Division

			April 1976;	Joined Kubota Corporation

23	Satoru Iida	5,000 Shares	President of Kubota Europe S.A.S.

	(March 5, 1953)		April 2004;	President of Kubota Europe S.A.S. (to present)

			April 2003;	General Manager of Construction Machinery Division

			April 1980;	Joined Kubota Corporation

24	Shigeru Kimura	3,000 Shares	General Manager of Finance & Accounting Dept.

	(September 10, 1953)		December 2004;	General Manager of Finance & Accounting Dept. (to present)

			April 1977;	Joined Kubota Corporation

Note: No conflict of interest exists between Kubota Corporation and any of the above candidates for Directors.

2nd Subject for discussion:

Matters concerning election of a Corporate Auditor

The term of office of a Corporate Auditor of Kubota Corporation, Mr. Yoshio Suekawa will expire at the conclusion of the 118th ordinary general meeting of shareholders. It is proposed to reappoint Mr. Suekawa a Corporate Auditor of Kubota Corporation.

The Board of Corporate Auditors of Kubota Corporation agreed with his assuming office as a Corporate Auditor of Kubota Corporation.

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Yoshio Suekawa	10,000 Shares	Corporate Auditor of the Company

	(September 1, 1937)		June 2004	Corporate Auditor of the Company (to present)

			April 2004	Appointed as a special visiting professor, the
Faculty of Commerce, Doshisha University

			July 2002	Established Suekawa CPA Office (to present)

			June 2002	Retired from Representative Partner of Deloitte
Touche Tohmatsu, Osaka

			May 1989	Assumed Representative Partner of Deloitte
Touche, Tohmatsu, Osaka

			July 1984	Joined Sanwa Tokyo Marunouchi (currently,
Deloitte Touche Tohmatsu)

			October 1963	Registered as a CPA with the Japanese Institute of
Certified Public Accountants

			October 1959	Joined Lowe Bingham and Luckie (subsequently,
PricewaterhouseCoopers, Osaka)

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidate for a Corporate Auditor.

2.	Mr. Yoshio Suekawa is a candidate of the Outside Corporate Auditor.

3.	Kubota Corporation asked Mr. Yoshio Suekawa to be elected Outside Corporate Auditor because Kubota Corporation considered that he could advise and audit management overall from a wide-ranging viewpoint with his adequate experience as a CPA.

4.	Mr. Yoshio Suekawa will have assumed the office of Corporate Auditor of Kubota Corporation for four years at the 118th ordinary general meeting of shareholders.

5.	During Mr. Suekawa’s assuming the office of Corporate Auditor of Kubota Corporation, Kubota Corporation received administrative punishment from Japan Fair Trade Commission on January 2007, and judgment of conviction from Osaka District Court on April 2007 for violation of the Antimonopoly Law in the bidding for the nightsoil treatment plant construction. Kubota Corporation also received administrative punishment from Japan Fair Trade Commission for the violation of Anti-monopoly Law in engineering works for sewage pump system ordered by Tokyo Metropolitan Government Bureau of Sewerage on March 2007 and in sales activities of polyethylene pipe for gas supply on June 2007. Mr. Suekawa carried out his responsibility as an Outside Corporate Auditor, such as making remarks about these matters at the meetings timely and appropriately and checking up for details of preventative measures about these matters.

3rd Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay directors’ bonuses (¥219 million) for 21 Directors at the end of the fiscal year ended March 31, 2008, in consideration with results of operations for the fiscal year ended March 31, 2008.

Kubota Corporation asks shareholders to entrust the amount of payment to each Director which will be resolved at the Board of Directors.

June 11, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of own shares by off-hours trading system(ToSTNeT-3)

Please be advised that Kubota Corporation (“the Company”) has reached the following decision regarding the specific method of purchase of its own shares on-market, pursuant to Article 165, Paragraph 2 of the Corporate Law.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-3 (off-hours trading system) at 8:45 A.M. on June 12, 2008 to be executed at today’s closing price of ¥848 (No change shall be made in trading arrangements or trading time) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased:	Shares of common stock of the Company

(2) Number of shares to be purchased:	3,000,000 shares

(Notes)
1) No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.
2) The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on June 12, 2008.

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on March 25, 2008.

Type of shares to be purchased:	Shares of common stock of the Company

Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)

Amount of shares to be purchased:	Not exceeding ¥8 billion

Term of validity:	From March 26, 2008 to June 19, 2008

Total number of shares purchased as of June 11, 2008: 0 shares Total amount of shares purchased as of June 11, 2008: ¥0

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

June 12, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of own shares by off-hours trading system(ToSTNeT-3)

Please be advised that Kubota Corporation (“the Company”) made the following purchase of its own shares today as declared on June 11, 2008.

1. Purpose for the purchase of its own shares:

To create more value per share, as a part of returning profit to shareholders

2. Type of shares of purchased:	Shares of common stock of the Company

3. Number of shares purchased:	3,000,000 shares

4. Price:	¥848 (Total amount of purchase: ¥2,544,000,000)

5. Date of purchase:	June 12, 2008 (Thursday)

6. Method of purchase:	Purchase on the market at ToSTNeT-3 of the Tokyo Stock Exchange

(off-hours trading system)

(Reference)

1)	Content determined concerning concrete method of purchase of its own shares (announced on June 11, 2008)

Type of shares to be purchased:	Shares of common stock of the Company
Number of shares to be purchased:	3,000,000 shares
Amount of shares to be purchased:	¥2,544,000,000

2)	Total number of shares and total amount of shares purchased under the resolutions made at the Board of Directors’ Meeting held on March 25, 2008.

Total number of shares purchased as of June 12, 2008:	3,000,000 shares
Total amount of shares purchased as of June 12, 2008:	¥2,544,000,000

3) Total number of shares issued except treasury stock purchased under the resolution made at the Board of

Directors’ Meeting:	1,278,025,180 shares
The number of treasury stock (as of June 12, 2008) :	7,894,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

June 20, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice regarding decision on establishing a program of purchasing own shares

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on June 20, 2008 to establish a program of purchasing its own shares, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of its own shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of the purchase of its own shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10 million shares
(0.8% of total numbers of shares issued except treasury stock)

3) Amount of shares to be purchased:	Not exceeding ¥10 billion

4) Term of validity:	From June 23, 2008 to September 24, 2008

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of June 20, 2008

Total number of shares issued except treasury stock:	1,278,025,180 shares

The number of treasury stock:	7,894,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

June 20, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the program of purchasing own shares

Please be advised that the program of purchasing its own shares established at the Board of Directors’ Meeting of Kubota Corporation (“the Company”) held on March 25, 2008 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

Results of the purchase of its own shares

(1) Term of validity:	From March 26, 2008 to June 19, 2008

(2) Total number of shares purchased:	3,000,000 shares
(0.2% of the total numbers of shares issued)

(3) Total amount of shares purchased:	¥2,544,000,000

(4) Method of purchase:	Purchase on the market of the Tokyo Stock Exchange

(Reference)

(1)	Details of resolution at the Board of Directors’ Meeting held on March 25, 2008

	Type of shares to be purchased:	Shares of common stock of the Company

	Number of shares to be purchased:	Not exceeding 10 million shares
(0.8% of the total numbers of shares issued)

	Amount of shares to be purchased:	Not exceeding ¥8 billion

	Term of validity:	From March 26, 2008 to June 19, 2008

(2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of June 20, 2008

	Total number of shares issued except treasury stock:	1,278,025,180 shares

	Total number of treasury stock :	7,894,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

June 20, 2008

To: Shareholders

Daisuke Hatakake
President and Representative Director
KUBOTA Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 118th Ordinary General Meeting of Shareholders held on June 20, 2008.

Matters reported:

1.	Business report for the 118th period, the consolidated financial statements and the non-consolidated financial statements for the 118th period (from April 1, 2007 to March 31, 2008)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters resolved:

1st Subject: Matters concerning election of 24 Directors

The above proposal was approved and passed as proposed.

Seventeen persons, namely Messrs. Daisuke Hatakake, Moriya Hayashi, Toshihiro Fukuda, Yasuo Masumoto, Eisaku Shinohara, Yoshihiko Tabata, Kazunobu Ueta, Morimitsu Katayama, Nobuyuki Toshikuni, Hirokazu Nara, Masayoshi Kitaoka, Tetsuji Tomita, Masatoshi Kimata, Nobuyo Shioji, Takeshi Torigoe, Satoru Sakamoto, Hideki Iwabu, Takashi Yoshii, Kohkichi Uji, Toshihiro Kubo and Kenshiro Ogawa were re-elected, and three persons, namely Messrs. Tetsu Fukui, Satoshi Iida and Shigeru Kimura were newly elected.

2nd Subject: Matters concerning election of 1 Corporate Auditor

The above proposal was approved and passed as proposed.

One person, namely Mr. Yoshio Suekawa was re-elected.

3rd Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 219 million of bonuses for Directors, was approved and passed as proposed.

End of document

Directors and Corporate Auditors (as of June 20, 2008)

Directors

1	President and Representative Director	Daisuke Hatakake
2	Executive Vice President and Representative Director	Moriya Hayashi
3	Executive Vice President and Director	Toshihiro Fukuda
4	Executive Vice President and Director	Yasuo Masumoto
5	Executive Managing Director	Eisaku Shinohara
6	Managing Director	Yoshihiko Tabata
7	Managing Director	Kazunobu Ueta
8	Managing Director	Morimitsu Katayama
9	Managing Director	Nobuyuki Toshikuni
10	Managing Director	Hirokazu Nara
11	Managing Director	Masayoshi Kitaoka
12	Managing Director	Tetsuji Tomita
13	Managing Director	Masatoshi Kimata
14	Managing Director	Nobuyo Shioji
15	Director	Takeshi Torigoe
16	Director	Satoru Sakamoto
17	Director	Hideki Iwabu
18	Director	Takashi Yoshii
19	Director	Kohkichi Uji
20	Director	Toshihiro Kubo
21	Director	Kenshiro Ogawa
22	Director	Tetsu Fukui
23	Director	Satoshi Iida
24	Director	Shigeru Kimura

Corporate Auditors

1	Corporate Auditor	Junichi Maeda
2	Corporate Auditor	Yoshiharu Nishiguchi
3	Corporate Auditor	Yoshio Suekawa
4	Corporate Auditor	Yuzuru Mizuno
5	Corporate Auditor	Masanobu Wakabayashi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 7, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department